Filings under Rule 425

under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Conatus Pharmaceuticals Inc.

Subject Company: Conatus Pharmaceuticals Inc.

SEC File No.: 001- 36003

On January 28, 2020, Conatus Pharmaceuticals Inc. (“Conatus”) and Histogen Inc. (“Histogen”) hosted an investor conference call at 4:30 p.m. Eastern Time to discuss the entering into a definitive merger agreement under which Histogen will merge with a wholly-owned subsidiary of Conatus in an all-stock transaction. The script of the conference call related to such proposed merger is set forth below:

Operator:

Greetings. Welcome to the Conatus and Histogen Joint Conference Call.

At this time, all participants are in a listen only mode. Please note this conference is being recorded. I will now turn the conference over to Alan Engbring, investor relations consultant for Conatus. You may begin.

Alan Engbring, Investor Relations Consultant:

Thank you, Operator. It is my pleasure to welcome everyone to today’s conference call. I am joined by Steven J. Mento, Ph.D., President and Chief Executive Officer of Conatus, and Richard W. Pascoe, Chief Executive Officer and Chairman of Histogen.

As a reminder, today’s call will be recorded. Additional information on the proposed transaction is available in our press release issued this afternoon. The press release and the merger agreement regarding today’s announcement, as well as a replay of this call will be available on Conatus’ website. We’ll refer to forward-looking information in connection with the proposed transaction and the accompanying presentation. Remarks about future expectations, plans and prospects for Conatus and Histogen, including those related to Histogen’s programs and proposed transactions, constitute forward-looking statements. As a result of various important factors, actual results may differ materially from these forward-looking statements. These factors are discussed in Conatus’ Form 10-Q for the quarter ended September 2019, our press release issued this afternoon, our Form 8-K filed with the SEC this afternoon and Conatus’ other SEC filings. In addition, any forward-looking statements represent our views as of today and should not be relied upon as representing our views of any subsequent date. While we might update forward-looking statements at some point in the future, unless legally required, we specifically disclaim any obligation to do so.

You are advised to read, when available, Conatus’ filings with the SEC, including a registration statement that will contain a proxy statement to be used in connection with the solicitation of proxies for the special meeting of Conatus’ shareholders to approve the transaction, because these documents will contain important information about the transaction and the participants’ interest in such transaction. These documents can be obtained for free on the SEC’s internet website at www.sec.gov.

Please note that we do not intend to disclose additional details regarding the proposed transaction until we have filed the proxy statements.

I will now turn the call over to Steven Mento. Steve?

Steven Mento, Conatus, President and Chief Executive Officer:

Thank you, Alan. Good afternoon everyone and thank you for joining us on today’s call. I am pleased to announce today that after an intensive review of strategic alternatives, the Conatus Board of Directors has unanimously approved entering into a definitive merger agreement with Histogen, a regenerative medicine company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets. We believe the proposed merger provides an attractive opportunity for our shareholders to obtain long-term value from Histogen’s pipeline of clinical assets with important near-term milestones, which are produced from a proprietary manufacturing process.

As you may recall, in June of last year, we announced that we were exploring and evaluating strategic alternatives to enhance shareholder value, following the outcome of our ENCORE-LF clinical trial of emricasan, which did not meet its primary endpoint. Our process sought out to identify companies that have an experienced management team, a pipeline with one or more attractive clinical assets and important near-term milestones. As a result of our process, we believe a merger with Histogen is in the best interest of Conatus and its stockholders.

The proposed merger will create a combined company that we believe will not only be a well-diversified clinical stage company with multiple near-term development milestones but will also have sufficient capital to accelerate the development of its three distinct clinical and preclinical therapeutic programs that are primarily directed to the aesthetic and therapeutic markets.

Notably, Histogen has several key attributes that we believe position it well to create value as a public biotech company. These include:

•	A proprietary technology platform that is enabling the development of multiple novel products in the area of regenerative medicine;

•	Three programs moving towards multiple key clinical milestones over the next 12-18 months, and through this merger, Histogen believes they have sufficient capital required to achieve these milestones;

•

A seasoned management team and organization with a depth of knowledge and experience in the life sciences field including progressing a number of drug programs successfully through various stages of development and commercialization as well as leading public companies with a track record of execution and creating value for investors.

Key terms for the proposed merger as outlined in our press release are as follows:

•

Histogen will merge into a wholly-owned subsidiary of Conatus in an all-stock transaction, through which Conatus stockholders will own approximately 26% of the combined company on a fully-diluted basis;

•

Upon completion of the merger, the company will operate as Histogen Inc. and is expected to change its trading symbol to “HSTO” and be led by the current Histogen management team, including Rich as its President and CEO. I will be continuing my involvement as a member of the Board of Directors of the combined company and look forward to collaborating with Rich and the other Board members at Histogen;

•	Cash on hand at close is expected to provide sufficient funding into early 2021 to target the achievement of key clinical and other milestones;

•	The merger is expected to close in the second quarter of 2020, subject to approvals by stockholders of each company and other customary closing conditions.

We intend to file a registration statement on Form S-4 in the coming weeks, which will include additional details on the terms.

In summary, I believe Rich, with his proven track record of success along with the leadership team he has assembled, will transform Histogen into a leader in the regenerative medicine space for the benefit of patients and shareholders. I’d now like to turn the call over to Rich.

Richard W. Pascoe, Histogen, Chief Executive Officer and Chairman

Thank you very much Steve and thank you all for joining our conference call. I’m excited to be here today and to introduce you to Histogen. First, I want to thank Steve and the entire Conatus team for their support throughout our negotiations and I commend them for their diligence and commitment to their board and shareholders as part of this process.

We are excited to be moving Histogen forward as a public company. Our proposed transaction represents an outstanding opportunity for Histogen to propel our company forward and provide the resources to execute on clinical development of our novel pipeline. We believe the timing of this transaction, and the corresponding creation of a public company, couldn’t be better as we are on the cusp of launching three novel regenerative medicine assets into the clinic in 2020.

Moreover, I want to thank the entire Histogen team, including our Board of Directors, for their support of this transaction. In particular, I want to thank our Founder, Dr. Gail Naughton, for her past, present and future contributions as we endeavor to bring novel regenerative medicine therapies to patients. Gail and myself, along with the rest of our team, are excited for our company and its shareholders as we take this next step in our corporate evolution.

By way of background, my career’s focus, first as a Commissioned Officer with the U.S. Army and then as a 26-year executive in the pharmaceutical industry, has been providing leadership to cultivate growth, advance the mission and enhance value.

At Histogen, our mission is to redefine regenerative medicine by developing high value therapeutic and aesthetic products that stimulate the body’s own stem cells to regenerate tissues, without the use of embryonic stem cells or animal components. Histogen has a revenue-generating non-prescription topical skin care ingredient, three product candidates in clinical development and several preclinical programs, all yielded from our proprietary manufacturing process.

Histogen’s technology is based on the discovery that growing fibroblast cells under simulated embryonic conditions induces them to become multipotent stem cells. The environment created by Histogen’s proprietary process mimics the conditions within the womb – very low oxygen and suspension. When cultured under these conditions, the induced multipotent stem cells generate biological materials that stimulate a patient’s own stem cells to activate and regenerate tissue. This results in potential therapeutic benefits in multiple treatment settings, including skin care, orthopedic indications such as cartilage formation and spinal disc repair, wound healing and dermal fillers. Histogen’s proprietary manufacturing process yields multiple biologic products, (1) human multipotent cell condition media, or CCM, (2) human extracellular matrix, or hECM, and (3) a hair stimulating complex, or HSC, from a single bioreactor, creating a spectrum of products for a variety of markets from one core technology.

Let’s first discuss Histogen’s CCM for skin care. Histogen has developed a non-prescription topical skin care ingredient utilizing CCM that harnesses the power of growth factors and other cell signaling molecules to support our epidermal stem cells, which renew skin throughout life. The CCM ingredient for skin care currently generates sales revenue from customers, including Allergan, who formulate the ingredient into their skin care product lines in spas and professional offices. Histogen may seek strategic collaborations with respect to its CCM ingredient for the cosmeceutical market.

Histogen has three product candidates in clinical development intended to address what Histogen believes to be underserved, multibillion-dollar global markets: HST-001 which is a treatment for hair loss, HST-002 which is a dermal filler and HST-003 which is a treatment for joint cartilage repair.

Our lead product candidate, HST-001, is a hair stimulating complex, or HSC, intended to be a physician-administered therapeutic for alopecia (hair loss). HST-001 is produced by neonatal cells grown under simulated embryonic conditions of hypoxia (3-5% oxygen) and suspension. Under these conditions, the cells become multipotent and there is upregulation of growth factors which have been shown to be important in hair viability. HST-001 is minimally-invasive and it has been shown in early studies to stimulate resting hair follicles to produce new cosmetically-relevant hair. Histogen plans to advance HST-001 into a Phase 1b clinical trial to determine optimal dosing in male pattern hair loss in the second quarter of 2020.

HST-002 is another of our product candidates. It is a human-derived collagen and extracellular matrix dermal filler intended to be injected into the dermis for the treatment of facial folds and wrinkles. Studies to date have shown that HST-002 acts as a biological scaffold to attract the patient’s own stem cells and fibroblasts to migrate into it, divide and differentiate, and generate new soft tissue. Histogen plans to file an investigational device exemption, or IDE, with the FDA and commence a Phase 1 clinical study in the second quarter of 2020.

Lastly, we have HST-003, a human extracellular matrix, or hECM, intended for regenerating hyaline cartilage for the treatment of articular cartilage defects with a novel malleable scaffold that stimulates the body’s own stem cells. In multiple preclinical models HST-003 has been shown to regenerate mature cartilage and well vascularized bone, indicating great therapeutic potential in the sports medicine, spinal disc repair, orthopedic, and dental areas. Histogen is actively exploring various avenues to obtain grant funding towards clinical study costs related to HST-003. Histogen intends to file an IND for HST-003 in the third quarter of 2020.

In addition to our lead product candidates, we also have several pre-clinical programs in development, including:

•

HST-004 is a hECM scaffold intended to be administered through an interdiscal injection for spinal disk repair. Early research has shown that HST-004 stimulates stem cells from spinal disc to proliferate and secrete aggrecan and collagen II. HST-004 was shown to reduce inflammation and protease activity and upregulate aggregan production in an ex vivo spinal disc model.

•

HST-005 is a hECM scaffold loaded with an antimicrobial peptide intended to simultaneously regenerate tissue and treat infection in severe wounds. HST-005 provides a biological regenerative matrix for cell migration, proliferation and differentiation to promote wound healing. Histogen has been awarded $1.0 million of NSF grant funding for this program and continues to explore various opportunities to advance this product candidate with non-dilutive funding options.

In summary, I could not be more pleased to lead Histogen during this exciting time, as we strive to redefine regenerative medicine by developing high value therapeutics and aesthetic products that stimulate the body’s own stem cells to regenerate tissues. This opportunity to merge with Conatus positions us to access the capital we need to execute on what we believe is an exciting, value creating story for investors.

I look forward to drawing on over 25 years of experience building and leading organizations in transition, working with our experienced and dedicated leadership team, and leading the organization through its next stages of clinical, corporate development and financial growth to drive shareholder value.

I believe that with our strong team we are well-positioned to rapidly advance Histogen’s potentially transformative assets, redefine regenerative medicine and deliver innovative products to underserved aesthetic and therapeutic markets for the benefit of patients and healthcare providers.

Thank you all for your time today. We will communicate further details in the registration statement on Form S-4 that Conatus will file in the near future. We will now conclude this call, and I thank all participants for their time today.

Operator, you may close the call.

Operator:

This concludes today’s conference and you may disconnect your lines at this time. Thank you for your participation.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports filed with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and available at the SEC’s Internet website (www.sec.gov). Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in the Solicitation

Conatus and Histogen, and certain of their respective directors, executive officers and other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Conatus stockholders with respect to the merger. Richard W. Pascoe, a director and the President and Chief Executive Officer of Histogen, is expected to become a director and President and Chief Executive Officer of Conatus upon consummation of the proposed merger, and currently holds options to purchase 3,382,923 shares of Histogen common stock, of which 338,292 shares would vest based solely on the closing of the merger and an additional 338,292 shares of which would vest if the market capitalization of Conatus reaches each of $200 million, $275 million and $300 million (in connection with the merger, Conatus would assume all of these options which would become exercisable for shares of Conatus common stock, with the number of shares, and the exercise price, to be appropriately adjusted by the exchange ratio in the merger). Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019. Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.